Exhibit 99.1

Agreement on the Transfer and Treatment of certain UBS Employee Share, Option, Notional Fund and Deferred Cash Award Plans

dated	26 November 2014

between	UBS Group AG

Bahnhofstrasse 45, 8001 Zürich

hereinafter: “Parent”

and	UBS AG

Aeschenvorstadt 1, 4051 Basel
Bahnhofstrasse 45, 8001 Zürich

hereinafter: “AG”

(each Parent and AG individually also a “Party” and collectively the “Parties”)

concerning	The transfer and treatment of specified compensation plan awards over AG shares, options, stock appreciation rights, notional funds and deferred cash granted by AG to members of its Board of Directors, to management and employees of AG and its subsidiaries in accordance with the plans mentioned hereinafter, including the future handling of these plans.

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	2/10

Definitions

Capitalized terms shall have the meaning as defined throughout this agreement (the “Agreement”). In addition:

“Capital Increase” means the capital increase by Parent in connection with the first settlement of the Offer, currently expected to occur on 26 November 2014.

“Closing” means the day on which the Capital Increase is registered with the commercial register of the Canton of Zurich.

“Section” means a section to this Agreement.

Recitals

A)	Parent has launched a public share-for-share exchange offer (the “Offer”) for all outstanding shares of AG on a 1:1 basis, with each offered Parent share having substantially the same rights as each AG share has. This Agreement is concluded under the assumption that the Offer will be successful, that the Capital Increase be consummated and that AG becomes a subsidiary of Parent; should the Capital Increase not occur, this Agreement will become null and void.

B)	It has been determined under the Plans (as defined in Recital (D)) that starting from the Closing, the participants in these Plans (the “Plan Participants”) receive Parent shares instead of AG shares, when exercising their rights to receive AG shares or at such point in time when they are entitled to receive such AG shares, without any further action.

C)	AG is, under the Plans (as defined in Recital (D)) under which it has granted awards, entitled to transfer any or all of its obligations as grantor or otherwise thereunder in relation to any and all awards to Parent, and has so resolved with effect as of the Closing and will inform the Plan Participants accordingly to the extent required by the terms of the Plans or by applicable law.

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	3/10

D)	AG and subsidiaries of AG have granted awards over AG shares, options, stock appreciation rights (“SARs”), notional funds, deferred cash and other rights to Plan Participants under a number of specific compensation plans (the “Plans”) which include but are not limited to the following plans:

EOP	ECAP	Chairman’s Club Deferred Plan

Equity Plus	SEEOP	PEP

KESOP	SESAP	SESOP

KESAP	LEOP B	SPAP

DCCP		IPP

UBS Omnibus Stock Plan

(together the “Awards”)

E)	To meet the rights on AG shares currently outstanding which were granted under the Plans, AG holds a certain number of AG shares (hereinafter the “Treasury Shares”), for the purpose of settling its obligations under these share Awards. The number of such Treasury Shares held as of the date of this Agreement is listed in Annex 1a and Annex 1b hereto.

F)	Further, there are options and SARs outstanding which were granted under the Plans. The number of such options and SARs outstanding as of the date of this Agreement is listed in Annex 2 hereto.

G)	In addition, there are outstanding deferred cash Awards which entitle the Plan Participant to a cash payment under certain conditions.

H)	Finally, there are notional fund Awards outstanding which entitle the Plan Participant to a cash payment which is linked to the value of units in specified funds/alternative investment vehicles (the “Funds”). These Funds are held by AG. A list of the Funds is attached hereto as Annex 3.

I)	The Parties intend to transfer all obligations of AG (but, for the avoidance of doubt, no obligations of subsidiaries of AG) due to its role as “grantor” under the outstanding Awards and all corresponding hedging assets, i.e. the Treasury Shares and the Funds plus the cash accounts related to the Plans (the “Cash Accounts”), a list of which is attached hereto in Annex 4, to Parent at arms’ length terms. In addition, Parent shall have the right to recharge to AG and its subsidiaries as further set out herein.

Considering this, the Parties agree as follows:

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	4/10

1	Assumption of all Obligations under the Plans by Parent

1.1	Parent agrees, with effect as of the Closing, to assume all obligations of AG which exist due to its role as “grantor” in connection with outstanding Awards under the Plans, including, without limitation, the obligation to satisfy such Awards, subject to the terms and conditions of this Agreement, by transferring cash and/or Parent shares to Plan Participants who exercise their rights (or who are entitled to receive shares and/or cash without any exercise).

1.2	Parent shall therefore, as from the Closing, release and discharge AG for any obligations towards Plan Participants in connection with any outstanding Awards, including but not limited to delivering or holding Treasury Shares, the Funds and cash or otherwise satisfying the Awards under the Plans.

1.3	Subject to Section 6 (Administration of the Plans), Parent hereby agrees to fully indemnify and hold harmless AG against any and all costs and losses arising in connection with any claims brought by a third party against AG that relate to the obligations assumed under Section 1.1, except to the extent any such obligations arise as the result of fraud, wilful misconduct or gross negligence on part of AG (or any director, officer, or employee of AG).

1.4	Furthermore, Parent agrees to take over the “grantor” position under the Plans, pursuant to which it may, in its discretion and as further set out in the Plans, grant Awards from time to time. The granting of such Awards will be compensated through rights of recharge, as to be agreed separately between the Parties and AG’s subsidiaries, as applicable.

2	Transfer of Hedging Assets and Cash Accounts, Rights of Recharge, Balance Payment

2.1	General

In consideration for the obligations assumed hereunder in relation to outstanding Awards, Parent shall be compensated at arm’s length as follows:

(i)	by AG’s waiver to receive Parent Treasury Shares in accordance with Section 2.2, such shares to be valued at the SIX Swiss Exchange closing price of the AG shares on the trading day preceding the Closing;

(ii)	by the transfer of Funds in accordance with Section 2.3, to be valued at the fair market value on the trading day preceding the Closing, or if daily market prices are not readily available, at the fair market value on the closest day to the Closing on which such values are operationally available (following past practice);

(iii)	by a transfer of cash accounts in accordance with Section 2.4 (for purposes of valuation, the balances on any such cash accounts in other currencies than CHF are to be converted into CHF at the closing exchange ratio on the day prior to the Closing);

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	5/10

(iv)	by its rights of recharge in relation to outstanding (but unbilled) Awards in accordance with Section 2.5; and

(v)	by a (positive or negative) balance payment in accordance with Section 2.6.

2.2	Transfer of Treasury Shares

2.2.1	The Parties note that AG has tendered the Treasury Shares, including the Treasury Shares A (as further set out in Annex 1a hereto) and the Treasury Shares B (as further set out in Annex 1b hereto) into the Offer and will contribute them, as a contribution in kind in the Capital Increase at the Closing, against an equal number of shares of Parent (the “Parent Treasury Shares”).

2.2.2	With effect as of the Closing, AG hereby waives its right to receive from Parent those Parent Treasury Shares in which the Treasury Shares A will be exchanged (the “Parent Treasury Shares A”) through the Capital Increase under the respective contribution in kind agreement between the Parties, and thus the Parent Treasury Shares A shall be deemed to be issued directly to the Parent in the Capital Increase. For the avoidance of doubt, nothing in this Agreement shall be construed so as to affect the validity of the Capital Increase, including the issuance of Parent Treasury Shares, and the Parties agree that in case such waiver to receive Parent Treasury Shares A should be held invalid, AG hereby assigns and transfers to Parent, and undertakes to do anything else required or advisable to cause the transfer to Parent of, full ownership of all Parent Treasury Shares A.

2.2.3	With effect as of the Closing, AG hereby grants, assigns and transfers to Parent the beneficial ownership of those Parent Treasury in which the Treasury Shares B will be exchanged (the “Parent Treasury Shares B”). As a result, AG shall continue to hold the Parent Treasury Shares B on a fiduciary basis as a nominee in its own name but for the account of Parent and promptly pass on all proceeds and benefits to Parent. For the avoidance of doubt, AG shall thus solely act upon the instructions of Parent in relation to the Parent Treasury Shares B and, absent of such instructions, not dispose of, pledge or encumber the Parent Treasury Shares B; and Parent may ask at any time that AG transfers to Parent full legal title in the Parent Treasury Shares B. To such nominee services, Section 6 (Administration of Plans) shall apply.

2.2.4	Neither Parent nor AG will receive dividends or other distributions paid on the Treasury Shares or Parent Treasury Shares.

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	6/10

2.3	Transfer of the Funds

2.3.1	With effect as of the Closing, AG hereby grants, assigns and transfers to Parent the beneficial ownership of the Funds which are held to meet its obligations in connection with outstanding Awards, such Funds as set out in Annex 2 hereto. As a result, AG shall continue to hold the Funds on a fiduciary basis as a nominee in its own name but for the account of Parent and promptly pass on all proceeds and benefits to Parent. For the avoidance of doubt, AG shall thus solely act upon the instructions of Parent in relation to the Funds and, absent of such instructions, not dispose of, pledge or encumber the Funds; and at Parent’s option, Parent may ask at any time that AG transfers to Parent full legal title in the Funds. To such nominee services, Section 6 (Administration of Plans) shall apply.

2.3.2	For the avoidance of doubt, Parent shall be entitled to all income, profits, interests and distributions of any kind that are unpaid or undistributed at the Closing, whether accrued or not at the date of this Agreement. Should any such payments or distributions be made to AG after the Closing, AG shall promptly pass on any such payments and distributions to Parent.

2.4	Transfer of Cash Accounts

With effect as of the Closing, AG shall transfer to Parent, by a change of the ownership /renaming of accountholder or by similar means, the Cash Accounts, as specified in Annex 4 attached hereto. Thus, Parent shall be entitled to all monies on such accounts with effect as of the Closing.

2.5	Right of Recharge for Outstanding Awards

With effect as of the Closing, AG hereby assigns (to the extent permitted), and will otherwise forward corresponding proceeds, to Parent AG’s rights to recharge costs to AG’s subsidiaries in relation to outstanding (but unbilled) Awards, consistent with past practice and the current chargeback agreements. Furthermore, Parent shall receive direct rights to recharge costs to AG, including to its relevant branches, in relation to outstanding (but unbilled) and future Awards consistent with past practice and the current chargeback agreements (to the extent available), and otherwise on the same basis as the recharge mechanism was done in the past by AG vis-à-vis its other branches and subsidiaries.

2.6	Balance Payment

2.6.1	AG shall compensate Parent, or if negative, Parent shall compensate AG, with a cash consideration in CHF in the following amount:

(i)	The fair value of all obligations by Parent in relation to outstanding Awards assumed under Section 1, as determined (to the extent applicable) pursuant to the same valuation principles as for the underlying assets under Section 2.1, but taking into account that Parent receives rights of recharge for certain outstanding (but unbilled) Awards under Section 2.5; minus

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(ii)	The fair value of the Parent Treasury Shares, the Funds and the Cash Accounts as determined under Section 2.1.

2.6.2	For the avoidance of doubt, the Parties intend to settle the cash consideration (be it due by AG or by Parent) by a set-off of the relevant amount with the lender’s obligation to pay out a loan between the Parties in the same amount, such loan to be agreed separately between the Parties at arm’s length terms.

3	Documentation of Consummation of this Agreement, Fairness Opinion

3.1.1	As soon as reasonably practicable after the Closing, the Parties undertake to document in detail:

(i)	the obligations transferred under Section 1 and their valuation (taking into account the rights of recharge for certain outstanding (but unbilled) Awards) in accordance with Section 2.6;

(ii)	the Parent Treasury Shares, Funds as well as the Cash Accounts transferred under Section 2 and their valuation in accordance with Sections 2.1 and 2.6; and

(iii)	the determination of the value of the remaining cash consideration in accordance with Section 2.6.

3.1.2	The calculation and the fairness of the valuation under this Agreement, including the allocation of stamp tax under Section 8.1, shall be assessed by an independent valuation expert jointly appointed by both Parties which shall provide a fairness opinion. In case such expert determines, in its exclusive discretion, that the valuation was incorrect or unfair, the cash compensation under Section 2.6 shall be adjusted in such manner as such expert may determine to be correct and fair, and such determination shall be conclusive and binding upon the Parties.

4	No Obligation to Fund

Notwithstanding the foregoing or anything else to the contrary in this Agreement, and in accordance with the terms of the applicable Plan rules, Parent or AG does not have any obligation under the Plans to fund or otherwise segregate any assets for payment of any Award. No Plan Participant shall have any interest whatsoever in any Treasury Shares, Funds, cash or any other investments made by Parent or AG or to any specific assets of either Party as a result of participation in any of the Plans. Nothing contained herein shall prevent the Parent or AG, in its sole discretion, from making investments for its own account to assist it in meeting its obligations to the employees hereunder. To the extent that any person acquires a right to receive Parent Shares or any payment under a Plan, such right shall not rank higher than the right of any unsecured general creditor.

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	8/10

5	Information for Plan Participants

AG will take all necessary actions and decisions so that the Plan Participants receive as from the Closing Parent shares (and not AG shares), and AG will inform the Plan Participants to the extent required under the applicable rules contained in the Plans or applicable law of this fact as well as about the procedure to receive shares in the future.

6	Administration of the Plans

Unless Parent wishes to use another administrator, the Parties agree that AG will continue to be responsible for and manage the administration of the Plans (AG being authorized to outsource any such activities), on such further terms to be agreed between the Parties in a separate agreement.

7	Employee Benefit Trust Limited

Effective as of the Closing, AG agrees that it will not exercise its right to dissolve or wind up, merge, or similarly substantially restructure its Jersey subsidiary, UBS Employee Benefit Trust Limited (“EBTL”), without obtaining prior written consent from Parent, such consent not to be unreasonably withheld. AG additionally agrees that it will not sell or otherwise transfer its shareholding in EBTL without the prior written consent of Parent, such consent not to be unreasonably withheld.

8	Miscellaneous provisions

8.1	Costs

Stamp taxes, if any, arising out of the transfer of Plan Treasury Shares or Funds will be borne solely by AG, subject to the assessment and adjustment through a fairness opinion in accordance with Section 3.1.2.

8.2	Amendments and modifications

This Agreement, including this present Section 8.2, may not be amended or modified except by a document in writing duly executed by the Parties. The Parties agree that they jointly negotiated and prepared this Agreement and that it shall not be construed against one Party on the grounds that such Party prepared it.

8.3	Transfer and assignment

No Party may transfer or assign, in whole or in part, this Agreement or any of its rights or obligations under this Agreement to any person without the prior written consent of the other Party, which shall not be unreasonably withheld. Any transfer or assignment made without such approval shall be null and void.

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8.4	Severability

If a provision of this Agreement should be or become invalid in whole or in part, or if this Agreement should contain a contractual gap, this shall not affect the validity of the remaining provisions. Instead of the invalid provision, such reasonable provision shall apply which, as far as legally permissible, best reflects the Parties’ intentions. For the purpose of filling a contractual gap such reasonable provision shall apply which the Parties would have intended in view of the scope and purpose of this Agreement had they considered the issue.

8.5	Governing law

This Agreement shall be governed by and construed by the substantive laws of Switzerland (to the exclusion of Swiss Private International Law and of international treaties, in particular the Vienna Convention on the International Sale of Goods dated 11 April 1980).

8.6	Dispute resolution

All disputes arising out of or in connection with this Agreement, including disputes on its conclusion, binding effect, amendment and termination, shall be subject to the exclusive jurisdiction of the courts of the City of Zurich (Zurich 1), to the exclusion of the jurisdiction of any other court of first instance in Switzerland or abroad.

9	No Third Party Beneficiaries

The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

Agreement relating to the Transfer of UBS Employee Plans dated 26 November 2014	10/10

Signatures

Zurich, 26 November 2014

UBS Group AG

Name:	Axel A. Weber	Name:	Michel Demaré
Title:	Chairman of the	Title:	Vice-Chairman of the
	Board of Directors		Board of Directors

Zurich, 26 November 2014

UBS AG

Name:	Markus Hirt	Name:	Daniel Morales
Title:	Managing Director	Title:	Managing Director

Annexes:

•	Annex 1a: List of Treasury Shares A

•	Annex 1b: List of Treasury Shares B

•	Annex 2: List of Options and SARs

•	Annex 3: List of Funds

•	Annex 4: List of Cash Accounts